March 21, 2008

Laura Nicholson
Division of Corporation Finance
United States
Securities and Exchange Commission
Mail Stop 7010
100 F. Street N.E.
Washington DC 20549
Telephone Number:    (202) 551-3584
Fax Number:   (202)772-9368

    Re:  Velocity Oil & Gas, Inc.
    Supplemental Response to Registration Statement on Form SB-2
    Submitted February 19, 2008
    File No. 333-146405

Dear Ms. Nicholson,

In connection with your comment letter dated March 11, 2008, Velocity Oil & Gas, Inc. (“VOGI”, the “Company,” “we,” and “us”) has the following responses:

General

1.        Because you filed a second draft supplemental response instead of filing an amended registration statement in response to the comments that we issued on February 4, 2008, we may have additional comments after you file an amended registration statement.

RESPONSE:

We understand that the Staff may have additional comments or questions after reviewing our amended filing.

2.           We note your response to our prior comments 2, 3, 4 and 5 and remind you to comply with such comments in your amended filing.

RESPONSE:

We have revised the amended filing in connection with our prior comments 2, 3, 4 and 5.

3.           We note your response to our prior comment 6 with respect to revised disclosure on your cover page regarding how your failure to participate in the operation's costs, or your failure to pay the required lease expenses when due, would affect your participation right in each lease and your ability to recoup funds previously paid under the agreement. Please ensure that you make conforming changes throughout your filing.

RESPONSE:

We have revised the disclosure under the “Risk Factors,” “Material Events,” formerly “Recent Events,” and “Liquidity and Capital Resources” section of the amended Registration Statement to comply with our prior proposed changes pursuant to prior comment 6 as you have requested.

4.           We note your response to our prior comment 9 regarding the "business expenses" to be covered by Mr. Jacobs' written commitment. Please ensure that you provide clarification of such expenses in your amended filing.

RESPONSE:

We have revised the “Liquidity and Capital Resources” section of the Amended Registration Statement as proposed in our last response letter and have additional added greater disclosure of the expenses to be provided by Mr. Jacobs under the “Material Events” section of the Amended Registration Statement.

5.           We note your response to our prior comment 11. Please provide support for your disclosure that you will not be required to pay any lease operating expenses in the event that none of the wells produce.

RESPONSE:

The previous response to comment 11 was misleading, as the Company is responsible for “Lease Expenses” as defined in the Amended and Restated Participation Agreement and the reference to the Company not being required to pay lease operating expenses has been removed from the amended Registration Statement.

Sincerely Yours

/s/ Frank A. Jacobs

Frank A. Jacobs
President & CEO

CC: David M. Loev – The Loev Law Firm, PC